PROSPECTUS SUPPLEMENT NO. 4	Filed pursuant to Rule 424(b)(7)
(To Prospectus dated December 22, 2006)	Registration No. 333-139590

$345,000,000

priceline.com Incorporated

0.50% Convertible Senior Notes due 2011,
0.75% Convertible Senior Notes due 2013
and
Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements and amends the prospectus dated December 22, 2006  covering resales from time to time by selling securityholders of our 0.50% Convertible Senior Notes due 2011 (the “2011 notes”) and 0.75% Convertible Senior Notes due 2013 (the “2013 notes” and together with the 2011 notes, the “notes”) and shares of our common stock issuable upon conversion of the notes.

This prospectus supplement contains additional information about the selling securityholders. This prospectus supplement should be read in conjunction with the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks.  See “Risk Factors” beginning on page 7 of the prospectus, as well as risk factors incorporated by reference in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus supplement and the prospectus to which it refers. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus to which it refers is accurate only as of their respective dates.

The date of this prospectus supplement is May 15, 2007.

The information in the table appearing under the caption “Selling Securityholders” in the prospectus is supplemented and amended by adding the information below with respect to selling securityholders not previously listed in the prospectus, and by superseding the information with respect to selling securityholders previously listed in the prospectus as set forth below. This information was furnished to us by the selling securityholders listed below as of or prior to the date of this prospectus supplement. No additional notes or shares of our common stock are being offered for resale under the prospectus.

Name	Aggregate Principal Amount of 2011 Notes Beneficially Owned and Offered	Percentage of 2011 Notes Outstanding	Number of Shares of Common Stock Offered(1)
Fore Convertible Master Fund, Ltd.(19)	$23,642,000	13.71%	585,487	(20)
Fore Erisa Fund, Ltd.(19)	$2,531,000	1.47%	62,679
Morgan Stanley & Co. Incorporated(44)	$2,000,000	1.16%	49,529
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio(45)	$17,500,000	10.14%	433,382	(46)

*                    Less than one percent.

(1)             Assumes conversion of all of the holders’ notes at a conversion rate of 24.7647 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes—Conversion of Notes.”

(19)       Matthew Li has voting and investment power.

(20)       In addition to the shares of common stock issuable upon conversion of the 2011 Notes, Fore Convertible Master Fund, Ltd. also holds 2013 Notes convertible into 335,066 shares of our common stock, representing a total of 2.52% of our outstanding common stock.

(44)       Morgan Stanley & Co. Incorporated is a registered broker-dealer, and during the past three years, Morgan Stanley & Co. Incorporated or its affiliates have performed financial and investment banking services for us.

(45)       Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio.  RGC Management Company, LLC (“Management”) is the general partner of RG Capital.  Steve Katznelson and Gerald Stahlecker serve as the managing members of Management.  Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.

(46)       In addition to the shares of common stock issuable upon conversion of the 2011 Notes, Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio, also holds 2013 Notes convertible into 136,205 shares of our common stock, representing a total of 1.56% of our outstanding common stock.

Name	Aggregate Principal Amount of 2013 Notes Beneficially Owned and Offered	Percentage of 2013 Notes Outstanding	Number of Shares of Common Stock Offered(1)
Fore Convertible Master Fund, Ltd.(16)	$13,530,000	7.84%	335,066	(18)
Fore Erisa Fund, Ltd.(16)	$1,470,000	*	36,404
Fore Multi Strategy Master Fund, Ltd.(16)	$2,584,000	1.50%	63,991
Man Mac 1, Ltd.(16)	$2,166,000	1.26%	53,640
Morgan Stanley & Co. Incorporated(33)	$2,000,000	1.16%	49,529
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio(34)	$5,500,000	3.19%	136,205	(35)

*                    Less than one percent.

(1)             Assumes conversion of all of the holders’ notes at a conversion rate of 24.7647 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes—Conversion of Notes.”

(16)       Matthew Li has voting and investment power.

(18)       In addition to the shares of common stock issuable upon conversion of the 2013 Notes, Fore Convertible Master Fund, Ltd. also holds 2011 Notes convertible into 585,487 shares of our common stock, representing a total of 2.52% of our outstanding common stock.

(33)       Morgan Stanley & Co. Incorporated is a registered broker-dealer, and during the past three years, Morgan Stanley & Co. Incorporated or its affiliates have performed financial and investment banking services for us.

(34)       Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio.  RGC Management Company, LLC (“Management”) is the general partner of RG Capital.  Steve Katznelson and Gerald Stahlecker serve as the managing members of Management.  Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.

(35)       In addition to the shares of common stock issuable upon conversion of the 2013 Notes, Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio, also holds 2011 Notes convertible into 433,382 shares of our common stock, representing a total of 1.56% of our outstanding common stock.

The selling securityholders listed above do not have, and within the past three years have not had, any material relationship with us or any of our predecessors or affiliates and, unless otherwise indicated, do not beneficially own in excess of 1% of our outstanding common stock (such percentage of beneficial ownership is based on Rule 13d-3(d)(i) under the Exchange Act, using 36,536,069 shares of common stock outstanding as of November 22, 2006, and, for such holders, treating as outstanding the number of shares of common stock issuable upon conversion of all of the holder’s notes, but assuming no conversion of any other holder’s notes and not including shares of common stock that may be issued by us upon repurchase of notes by us at the option of the holders).

If all of the notes or common stock convertible upon conversion of the notes are sold, the selling securityholders will no longer hold any notes and would not own in excess of 1% of our outstanding common stock (such percentage calculated as described above).